UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes       No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes       No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X

July 25, 2014

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of June 30, 20141

Second Quarter	2013	2014		2014		Highlights
(Apr.-Jun.)	(MXN billion)		Variation	(USD billion)

Total Sales	393.2	409.1	4.0%	31.4	g	Total hydrocarbons production averaged 3.6 MMboe, crude oil production decreased by 1.9% and natural gas production increased by 3.7%.

Gross Income	208.8	200.4	-4.1%	15.4	g	The percentage increase in cost of sales was higher than the percentage increase recorded in total sales.

Operating Income	197.3	171.1	-13.3%	13.1	g	The average price of the Mexican crude oil basket decreased by 1.1%, from USD 98.55 to USD 97.42.

Income before Taxes and Duties	159.3	164.9	3.5%	12.7	g	The average price of regular gasoline in the U.S. Gulf of Mexico increased by 4.3%, from U.S.¢281.02 to U.S.¢293.23.

Taxes and Duties	208.3	217.9	4.6%	16.7	g	Taxes and duties represented 132.1% over income before taxes and duties.

Net Income (Loss)	(49.0)	(53.0)	-8.1%	(4.1)	g	EBITDA was MXN 236.2 billion (USD 18.1 billion).

Acronyms used: thousand barrels per day (Mbd), million barrels of oil equivalent (MMboe), million cubic feet per day (MMcfd), thousand tons (Mt), million tons (MMt).

(1) Before taxes. Calculated by adding accrued taxes and duties to revenues from operations from the statement of changes in financial position.

(2) Excludes Financed Public Works Contract Program.

(3) Includes change of cash effect of MXN (513) million and of MXN 1,810 million due to the Federal Government’s incremental adjustments in equity.

[1]	PEMEX is providing this report to publish its preliminary financial and operational results for the second quarter of 2014. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its second quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on July 25, 2014. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

 Operating Results

PEMEX
Main Statistics of Production

	Second quarter (Apr.-Jun.)
	2013	2014	Change

Upstream
Total hydrocarbons (Mboed)	3,625	3,611	-0.4%	(14)
Liquid hydrocarbons (Mbd)	2,558	2,510	-1.8%	(47)
Crude oil (Mbd)	2,516	2,468	-1.9%	(48)
Condensates (Mbd)	42	42	0.6%	0
Natural gas (MMcfd)(1)	6,275	6,524	4.0%	249
Downstream
Dry gas from plants (MMcfd)(2)	3,600	3,593	-0.2%	(7)
Natural gas liquids (Mbd)	354	368	3.9%	14
Petroleum products (Mbd)(3)	1,468	1,401	-4.5%	(66)
Petrochemical products (Mt)	1,471	1,366	-7.1%	(105)

(1) Includes nitrogen.
(2) Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3) Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Upstream 2Q14

Crude Oil Production	During the second quarter of 2014, total crude oil production averaged 2,468 Mbd, a 1.9% decrease as compared to the same period of 2013. This variation was primarily due to:
	•	a 5.9% decrease in the production of heavy crude oil due to an increase in the fractional water flow of wells, a natural decline in production at the fields of the Cantarell business unit and to annual maintenance of equipment located in the Yùum K´Ak´Náab Floating Production Storage and Offloading “FPSO” vessel located in the Ku-Maloob-Zaap business unit of the Northeastern Marine region; and
	•	a 0.7% decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Crudo Ligero Marino project in the Southwestern Marine region, as well as an increase in the fractional water flow of wells of the Pijije and Sen fields in the Delta del Grijalva project, located in the Southern region. We would highlight that the Xux field started its production stage during this quarter and, together with the Tsímin field’s production of extra-light oil, these fields contributed an average of 42.8 Mbd to total crude oil production by the end of the second quarter of 2014.

This decrease was partially offset by a 4.2% increase in light crude oil production at the Kuil, Onel, Chuhuk and Tsimin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region, at the Artesa field in the Southern region, and at the Gasífero and Bedel fields in the Northern region. Altogether, these fields reached an average production of 173 Mbd by the end of the second quarter of 2014.

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PEMEX

Crude Oil Production
(Mbd)
2,516
2,506
2,523
2,492
2,468
12%
12%
12%
12%
12%
33%
34%
34%
34%
35%
55%
54%
53%
53%
53%
2Q13
3Q13
4Q13
1Q14
2Q14
Heavy
Light
Extra-light

Crude Oil Production
by Region
2Q14
25%
75%
Offshore
Onshore

Crude Oil Production by Field
(Mbd)
180
160
140
120
100
80
60
40
20
0
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
May-14
Bedel
Artesa
Gasífero
Kambesah
Chuhuk
Onel
Tsimín
Kuil

Natural Gas Production	During the second quarter of 2014, natural gas production increased by 3.7%[2], as compared to the same quarter of 2013, primarily as a result of a 9.6% increase in associated gas production at the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, at the Litoral de Tabasco business units in the Southwestern Marine region, and at the Samaria-Luna business unit in the Southern region.

This increase was partially offset by an 8.9% decline in non-associated gas production during the period, which was primarily caused by a scheduled reduction in drilling activities and the completion of wells at the Veracruz and Burgos business units in the Northern region.

2 Does not include nitrogen.

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PEMEX

Gas Flaring	During the second quarter of 2014, gas flaring increased by 117 MMcfd, primarily in the Northeastern Marine region, due to:
	•	the scheduled maintenance of compression equipment on marine rigs; and
	•	capacity limitations to handle and transport natural gas.
As a result, natural gas use as a percentage of production was 96.1% during the second quarter of 2014.

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PEMEX

Operational Infrastructure

During the second quarter of 2014, the average number of operating wells totaled 9,513, a 3.1% decrease as compared to the average number of operating wells for the same quarter of 2013.

The completion of wells decreased from 194 to 109 wells, a 43.8% decrease, mainly due to a decrease in the completion of development wells, as a result of a scheduled reduction of activities at the Aceite Terciario del Golfo business unit in the Northern region, and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region. However, we would highlight that 7 exploratory wells were completed during the period.

Average Number of Operating Wells
9,816
9,831
9,716
9,725
9,513
3,314
3,363
3,281
3,301
3,180
6,501
6,468
6,435
6,424
6,333
2Q13
3Q13
4Q13
1Q14
2Q14
Crude oil
Non-Associated Gas

Average Operating Wells by Type of Field 2Q14
6%
94%
Offshore
Onshore

Completed Wells
194
7
187
183
9
174
187
18
169
138
6
132
109
7
102
2Q13
3Q13
4Q13
1Q14
2Q14
Development
Exploration

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PEMEX

Seismic Information

During the second quarter of 2014, PEMEX acquired 545 km of 2D seismic data, by focusing its two-dimensional acquisition efforts on the Sur de Burgos study.

In addition, PEMEX acquired 296 km2 of 3D seismic data, by focusing its three-dimensional acquisition efforts on the Loma Bonita Ixcatlán, Anhélido and Centauro Sur studies. The Centauro Sur study aimed to identify new exploratory opportunities in the deep waters of the Gulf of Mexico.

We recorded a decrease in our 2D and 3D seismic data acquisition due to the deferral of the investment budget as we await the conclusion of the Round Zero assignment process.

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PEMEX

Discoveries

As a result of the exploratory activities carried out during the second quarter of 2014, the Tekel-1DL well confirmed the production potential of extra-heavy crude oil of the Ayatsil-Tekel project that is located in the Southeastern basin.

Moreover, the positive results obtained from Trión-1DL delineation well confirmed the results yielded by the Trión-1 exploratory well, and provide more certainty about the structure of the deposit located in the Perdido Fold Belt.

PEMEX Main Discoveries As of June 30, 2014
Business Unit	Well	Geologic Age	Initial Production		Water Depth	Type of Hydrocarbons
			Oil &	Gas	Meters
			Condensates	(MMcfd)
Ku-Maloob-Zaap	Tekel-1DL	Mesozoic	1,189	0.1	117.0	Heavy crude oil

Poza Rica-Altamira	Trión-1DL	Tertiary	2,260	3.2	2565.0	Light crude oil

Total			3,449	3.3

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PEMEX

Downstream 2Q14

Crude Oil Processing

During the second quarter of 2014, total crude oil processing decreased by 8.3%, as compared to the same period of 2013, primarily due to:

•    scheduled maintenance cycles; and

•    non-scheduled overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 3.8 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

PEMEX’s usage of its primary distillation capacity decreased by 5.8 percentage points, primarily due to maintenance cycles and overhaul projects.

Production of Petroleum Products	During the second quarter of 2014, total petroleum products output decreased by 4.5% as compared to the same period of 2013, primarily due to a decrease in the amount of crude oil processed during this period. Nevertheless, the production percentage of petroleum products with higher value added over total output recorded a slight increase.

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PEMEX

Variable Refining Margin	During the second quarter of 2014, PEMEX’s NRS recorded a positive variable refining margin of USD 3.54 per barrel, USD 8.63 per barrel above the margin recorded during the second quarter of 2013. This increase was primarily due to the recovery of international refining margins and better distillate yields obtained by the NRS during the period.

Natural Gas Processing and Production

During the second quarter of 2014, natural gas processing increased by 1.4%, in response to the increased availability of sour wet gas from the Southern region, which partially offset a decrease in the supply of sweet wet gas from the Burgos business unit. As a result, dry gas production decreased by 0.2% as compared to same period of 2013.

Although condensates processing remained stable during the second quarter of 2014 as compared to the same period of 2013, the increased supply of sour wet gas resulted in an increase of 3.9%, or 14 Mbd, in natural gas liquids production.

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PEMEX

Petrochemicals Production	During the second quarter of 2014, the production of petrochemical products decreased by 7.1%, or 105 Mt, as compared to the same period of 2013, primarily due to the following:
•

a 74 Mt decrease in production in the ethane derivatives chain, mainly due to the transfer of vinyl chloride and muriatic acid production to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V., as well as an unscheduled shutdown in the linear low density polyethylene production line; and

	•	a 52 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline, in response to its higher utilization as an input for processing at the continuous catalytic regeneration (CCR) plant.
This decrease was partially offset by:
	•	a 32 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex;
	•	a 15 Mt increase in production in the propylene and derivatives chain, due to greater availability of propylene and to the stabilization of the acrylonitrile production plant; and
•

a 7 Mt increase in production in the methane derivatives chain due to the increased availability of natural gas, which increased the output of ammonia, and to the stabilization of the methanol production plant.

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PEMEX

Downstream Projects

Los Ramones Stage II

The Los Ramones Stage II–Norte phase of the Los Ramones gas pipeline project involves the construction of a 42-inch gas pipeline approximately 450 kilometers (km) long that runs from Los Ramones in Nuevo León to San Luis Potosí.

On July 9, 2014, Pemex-Gas & Basic Petrochemicals (PGPB), through its subsidiary TAG Pipelines Norte, entered into a contract with the OAT consortium formed by Odebrecht, Arendal and Techint to carry out the engineering, procurement and construction of the Los Ramones II–Norte phase. The development of this phase will require an estimated investment of more than USD 1.2 billion and is expected to create a significant number of jobs in the five states across which the pipeline will run: Tamaulipas, Nuevo León, San Luis Potosí, Querétaro and Guanajuato.

Cactus Cogeneration Project	On July 14, 2014, PGPB awarded a contract for the development of the Cactus Cogeneration Power Plant project to a consortium formed by Enesa Energía, Invenergy Clean Power and Mexichem. The project seeks to leverage the activities carried out at the Cactus Gas Processing Complex to generate highly efficient and reliable electricity and steam. The project involves constructing a cogeneration plant with an associated transmission system that will have an initial generating capacity of 530 megawatts (MW) of electricity and 500 tons per hour of steam. The project is expected to require direct investments of approximately USD 650 million.

Gas Stations	As of June 30, 2014, a total of 10,632 gas stations have been recorded, as 4.4% increase as compared to those in 2013.

Environmental Protection

Collaboration Agreement among PEMEX, SEMARNAT & PROFEPA	On June 2, 2014, PEMEX, the Ministry of the Environment and Natural Resources (SEMARNAT) and the Office of the Federal Attorney for Environmental Protection (PROFEPA) signed a collaboration agreement to carry out actions that encourage environmental preservation and sustainability.

Environmental Protection Strategy	On June 2, 2014, PEMEX announced its environmental protection strategy, which will require an approximately USD 60 million investment and intends to achieve the following goals by 2020:
• a 13 MMt reduction of greenhouse gas emissions; and
• a 35% reduction of carbon dioxide emissions.

By implementing this strategy, PEMEX aims to become a cleaner and more efficient, reliable, responsible and competitive company.

2013 Sustainability Report	On June 23, 2014 PEMEX presented its Sustainability Report, which outlines the following results:
• a 15 MMt reduction of carbon dioxide emissions over the last five years;
• an almost 40% reduction in waste generation; and
• water consumption remained stable despite an increase in processing operations.

For the seventh year in a row, PEMEX obtained the highest rating (A+) for its 2013 Sustainability under Report Global Reporting Initiative (GRI), an organization associated with the United Nations.

“Let’s Clean Up Mexico” Initiative	Over 1,000 PEMEX employees volunteered in the “Let’s Clean Up Mexico” initiative that took place across the country, involving picking up trash in forests, parks, schools, streets, beaches and rivers. The initiative is intended to raise awareness of the negative impact that waste has on the environment. PEMEX participates in these types of initiatives in order to contribute to improving social welfare and encouraging ecologic equilibrium.

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PEMEX

Financial Results

PEMEX Consolidated Income Statement

	Second quarter (Apr.-Jun.)
	2013	2014	Change		2014
	(MXN million)				(USD million )
Total sales	393,151	409,070	4.0%	15,919	31,389
Domestic sales	231,703	241,793	4.4%	10,091	18,553
Exports	158,929	165,673	4.2%	6,743	12,712
Services income	2,519	1,604	-36.3%	(915)	123
Cost of sales	184,304	208,697	13.2%	24,393	16,014
Gross income	208,847	200,373	-4.1%	(8,474)	15,375
Other revenues (expenses)	22,208	7,038	-68.3%	(15,170)	540
IEPS accrued	22,318	14,974	-32.9%	(7,344)	1,149
Other	(110)	(7,936)	-7088.0%	(7,825)	(609)
Transportation and distribution expenses	7,916	7,995	1.0%	79	613
Administrative expenses	25,796	28,325	9.8%	2,529	2,173
Operating income (loss)	197,342	171,091	-13.3%	(26,251)	13,128
Total interest expense	(11,892)	(14,082)	-18.4%	(2,191)	(1,081)
Total interest income	2,376	4,421	86.1%	2,045	339
Foreign exchange profit (loss)	(28,640)	3,506	112.2%	32,146	269
Profit sharing in non-consolidated subsidiaries and affiliates	131	-	-100.0%	(131)	-
Income before taxes and duties	159,317	164,936	3.5%	5,618	12,656
Taxes and duties	208,314	217,923	4.6%	9,609	16,722
Duties over hydrocarbon extraction and other	205,609	213,982	4.1%	8,374	16,419
Defered taxes	225	(279)	-224.2%	(504)	(21)
Oil income tax	704	3,421	385.7%	2,717	263
Income tax and other	1,776	799	-55.0%	(978)	61
Net income (loss)	(48,997)	(52,988)	-8.1%	(3,991)	(4,066)
Other comprehensive results	3,733	636	-83.0%	(3,097)	49
Investment in equity securities	318	1,258	296.1%	941	97
Conversion effect	3,415	(640)	-118.7%	(4,056)	(49)
Comprehensive income (loss)	(45,264)	(52,352)	-15.7%	(7,088)	(4,017)

Sales	During the second quarter of 2014, total sales increased by 4.0%, or MXN 15.9 billion, as compared to the same period of 2013, primarily as a result of:

	•	a 27.5%, or MXN 5.2 billion increase in domestic sales of natural gas, mainly due to a 14.1% increase in its price;
	•	a 7.2% or MXN 11.1 billion increase in domestic sales of gasoline and diesel[3]; and
	•	a 4.2%, or MXN 6.7 billion increase in exports, mainly due to a 20.6%, or MXN 6.9 billion increase in exports of petroleum products, mainly of fuel oil. Exports of fuel oil have in part increased due to the fact that the Federal Electricity Commission (CFE) has decreased the demand for this product, after replacing fuel oil with natural gas to power its plants. Additionally, an increase in foreign trade of fuel oil with third parties during the quarter also had an impact in exports of petroleum products.

[3]	Including the accrued amount of IEPS credit (Special Tax on Production and Services), domestic sales of gasoline and diesel recorded a 2.1% or MXN 3.8 billion increase.

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PEMEX

These increases were partially offset by a 45.2%, or MXN 10.4 billion decrease in domestic sales of fuel oil, primarily due to a 40.7% reduction in sales volume.

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PEMEX

Cost of Sales & Operating Expenses	Cost of sales increased by 13.2%, or MXN 24.4 billion, during the second quarter of 2014 as compared to the same period of 2013, primarily due to:
	•	an increase by MXN 8.7 billion in operating expenses, due to coverage of obligations arising from previous periods, mainly in the Northern region;
	•	an increase in production cost and of realized inventory acquisition costs by MXN 7.2 billion;
	•	the resumption of operations at the Deer Park refinery in Texas (a partnership with Shell Oil), which was undergoing maintenance works during the same period of 2013, resulting in an increase in cost of sales of MXN 4.1 billion; and
	•	a MXN 1.9 billion increase in purchases for resale, due to higher prices and volumes of natural gas, Premium gasoline and diesel, and to an increase in the price of liquefied petroleum gas (LPG).

In addition, distribution, transportation and sales expenses increased by 1.0%, or MXN 0.1 billion, and administrative expenses increased by 9.8%, or MXN 2.5 billion. The increase in administrative expenses was primarily due to the reclassification of expenses associated with certain current and retired employees from cost of sales and distribution, transportation and sales expenses to administrative expenses.

During the second quarter of 2014, the net cost of employee benefits recorded under cost of sales and under general expenses decreased by 3.7%, or MXN 1.1 billion, primarily due to a fluctuation in the discount rate from 6.90% in 2013 to 8.45% in 2014.

Other Revenues (expenses)	During the second quarter of 2014, other revenues amounted to MXN 7.0 billion, as compared to revenues of MXN 22.2 billion during the same period of 2013. This variation was primarily due to recognition of impairment charges of MXN 8.7 billion related to the Burgos business unit, as well as a MXN 7.3 billion decrease in the accrued amount of IEPS credit. The latter was partially offset by additional domestic sales of automotive gasoline and diesel.

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PEMEX

Interest Income & Interest Expense	During the second of 2014, interest expense increased by 18.4%, mainly due to interest payments made totaling MXN 1.3 billion. Interest income increased by 86.1%, primarily due to a MXN 1.8 billion increase in income associated with financial derivatives.

Exchange Rate Variation	PEMEX recorded a foreign exchange gain of MXN 3.5 billion during the second quarter of 2014, as compared to a foreign exchange loss of MXN 28.6 billion during the same period of 2013. The Mexican peso appreciated by 0.8% relative to the U.S. dollar during the second quarter of 2014, as compared to a 6.0% depreciation relative to the U.S. dollar during the same period of 2013.

Taxes and Duties

During the second quarter of 2014, taxes and duties paid increased by 4.6%, or MXN 9.6 billion, in spite of a reduction in production and prices of oil, primarily as a result of an increase in production and increases in the reference prices of natural gas.

The ratio of taxes and duties paid to income before taxes and duties increased from 130.8% during the second quarter of 2013, to 132.1% during the same period of 2014. The fiscal regime currently applicable to Pemex-Exploration and Production’s activities does not account for all of the costs associated with the exploration and exploitation of hydrocarbons.

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PEMEX

Net Income (Loss)	During the second quarter of 2014, PEMEX recorded a net loss of MXN 53.0 billion. This was primarily due to:

	— — —	an increase in cost of sales; recognition of impairment charges related to the Burgos business unit; and an increase in taxes and duties paid, which were greater than income before taxes and duties.

(1) Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others.

Comprehensive Income (Loss)	During the second quarter of 2014, comprehensive loss totaled MXN 52.4 billion, as compared to a comprehensive loss of MXN 45.3 billion during the same period of 2013. Other comprehensive results decreased by MXN 3.1 billion primarily due to the MXN 4.1 billion negative effect related to converting the results of consolidated subsidiary companies that have a functional currency other than the Mexican peso (generally the U.S. dollar). This decrease was partially offset by the MXN 0.9 billion positive effect resulting from the sale of shares of Repsol.

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PEMEX

Consolidated Balance Sheet as of June 30, 2014

PEMEX Consolidated Balance Sheet

	As of December	As of June 30,
	31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,049,065	0.1%	1,675	157,230
Current assets	266,914	266,339	-0.2%	(575)	20,437
Cash and cash equivalents	80,746	88,414	9.5%	7,669	6,784
Accounts, notes receivable and other	122,512	129,210	5.5%	6,698	9,915
Inventories	56,914	43,531	-23.5%	(13,384)	3,340
Derivative financial instruments	6,742	5,184	-23.1%	(1,558)	398
Investment in equity securities	17,729	6,513	-63.3%	(11,215)	500
Permanent investment in shares of associates	16,780	18,145	8.1%	1,366	1,392
Property, plant and equipment	1,721,579	1,732,623	0.6%	11,044	132,948
Deferred taxes	2,493	1,111	-55.4%	(1,382)	85
Restricted cash	7,702	9,535	23.8%	1,834	732
Other assets	14,195	14,799	4.3%	604	1,136

Total liabilities	2,232,637	2,320,118	3.9%	87,481	178,028
Current liabilities	259,191	268,437	3.6%	9,247	20,598
Short-term debt	90,677	129,958	43.3%	39,281	9,972
Suppliers	106,745	59,031	-44.7%	(47,714)	4,530
Accounts and accrued expenses payable	14,195	16,400	15.5%	2,205	1,258
Financial Instruments	6,284	5,814	-7.5%	(470)	446
Taxes and duties payable	41,289	57,234	38.6%	15,944	4,392
Long-term liabilities	1,973,446	2,051,680	4.0%	78,234	157,430
Long-term debt	750,563	795,140	5.9%	44,576	61,013
Employee benefits	1,119,208	1,153,301	3.0%	34,094	88,496
Provision for diverse credits	69,209	70,756	2.2%	1,546	5,429
Other liabilities	7,406	7,700	4.0%	294	591
Deferred taxes	27,060	24,784	-8.4%	(2,276)	1,902
Total equity	(185,247)	(271,053)	46.3%	(85,806)	(20,799)
Holding	(185,751)	(271,415)	46.1%	(85,665)	(20,826)
Certificates of contribution “A”	114,605	114,605	0.0%	-	8,794
Federal Government Contributions	115,314	117,123	1.6%	1,810	8,987
Legal Reserve	1,002	1,002	0.0%	-	77
Comprehensive accumulated results	(129,066)	(128,431)	-0.5%	634	(9,855)
Retained earnings (accumulated losses)	(287,606)	(375,714)	30.6%	(88,109)	(28,829)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(22,069)
For the year	(169,866)	(88,109)	-48.1%	81,757	(6,761)
Participation of non-holding entities	504	363	-28.0%	(141)	28
Total liabilities and equity	2,047,390	2,049,065	0.1%	1,675	157,230

PEMEX Results Report as of June 30, 2014	17 / 23
www.pemex.com

PEMEX

Working Capital	As of June 30, 2014, working capital was negative MXN 2.1 billion, primarily as a result of a MXN 39.3 billion increase in short-term debt and a MXN 15.9 billion increase in taxes and duties payable, which were partially offset by a MXN 47.7 billion decrease in suppliers, in each case as compared to December 31, 2013.

Debt	Total debt increased by 10.0%, or MXN 83.9 billion, primarily due to the financing activities carried out during the period.

1)	Excludes Finance Public Works Contracts Program.
2)	Includes accrued interests, fees and charges for debt issuance, loss under par, Finance Public Works Contracts Program and amortized cost.

PEMEX Results Report as of June 30, 2014	18 / 23
www.pemex.com

PEMEX

Investment Activities

Activity 1H14	During the first half of 2014, PEMEX spent MXN 182.0 billion in investment activities, which represents 50.8% of the total investment activities of MXN 357.5 billion that are scheduled for the year. These investments were allocated as follows:

	—	MXN 156.5 billion to Pemex-Exploration and Production[4], MXN 20.5 billion of which were allocated to exploration;
	— — — —	MXN 17.0 billion to Pemex-Refining; MXN 3.4 billion to Pemex-Gas and Basic Petrochemicals; MXN 1.0 billion to Pemex-Petrochemicals; and MXN 4.0 billion to Petróleos Mexicanos Corporate.

4 Includes maintenance expenditures.

PEMEX Results Report as of June 30, 2014	19 / 23
www.pemex.com

PEMEX

Financing Activities

Financial Markets	On July 2, 2014, Petróleos Mexicanos issued the following series of its Certificados Bursátiles for an aggregate amount of MXN 15 billion in reopenings of PEMEX 13, PEMEX-2 and PEMEX 14U:

	i)	MXN 1.5 billion due 2019, at 28 days floating TIIE (Mexican Interbank Interest Rate) plus 6 basis points;
	ii)	MXN 11 billion due 2024, at 7.19%; and
	iii)	approximately MXN 2.5 billion denominated in UDIs (Investment Units) due in approximately 11 years, at 3.94%.

COPF	During the second quarter of 2014, PEMEX obtained USD 223.9 million through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production.

Liquidity Management	As of June 30, 2014, PEMEX holds liquidity management credit lines for USD 2.5 billion and MXN 10 billion. These credit lines are completely in use.

Upgrade of PEMEX’s Ratings	On June 19, 2014, the credit agency Moody’s Investor Services upgraded Petróleos Mexicanos’ global foreign and local currency ratings to A3, motivated by the agency’s view on changes being proposed under the Energy Reform and its secondary laws, including modifications to PEMEX’s corporate governance and the possibility of engaging in strategic joint ventures that could result in greater efficiencies and additional value for Petróleos Mexicanos along the entire production chain. Moody’s highlighted that the impact of the Energy Reform on the company will be gradual.

PEMEX Credit Ratings

	Fitch	HR	Moody’s	Standard & Poor’s
Foreign Currency (Global Scale)	BBB+	NA	A3	BBB+
Local Currency (National Scale)	AAA(mex)	HR AAA	Aaa.mx	mxAAA

PEMEX Results Report as of June 30, 2014	20 / 23
www.pemex.com

PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of June 30,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(53,385)	(88,249)	-65.3%	(34,864)	(6,772)
Items related to investing activities	77,974	88,494	13.5%	10,520	6,790
Depreciation and amortization	73,523	73,174	-0.5%	(349)	5,615
Impairment of properties, plant and equipment	-	8,678	0.0%	8,678	666
Unsuccessful wells	2,291	5,559	142.7%	3,268	427
Retirement of property, plant and equipment	2,135	2,597	21.6%	461	199
Realized profit (loss) by investments in equity securities	-	189	0.0%	189	14
Profit sharing in non-consolidated subsidiaries and affiliates	107	(1,827)	-1799.8%	(1,935)	(140)
Dividends received	-	(504)	0.0%	(504)	(39)
Effects of net present value of reserve for well abandonment	(83)	629	856.3%	713	48
Activities related to financing activities	13,118	17,686	34.8%	4,568	1,357
Amortization of primes, discounts, profits and debt issuance expenses	(236)	(997)	-321.7%	(760)	(76)
Interest expense (income)	18,489	21,824	18.0%	3,334	1,675
Unrealized loss (gain) from foreign exchange fluctuations	(5,135)	(3,141)	38.8%	1,994	(241)
Subtotal	37,707	17,931	-52.4%	(19,776)	1,376
Funds provided by (used in) operating activities	76,169	5,257	-93.1%	(70,912)	403
Financial instruments for negotiation	6,911	1,087	-84.3%	(5,824)	83
Accounts and notes receivable	9,735	(8,363)	-185.9%	(18,098)	(642)
Inventories	13,184	13,384	1.5%	200	1,027
Other assets	(7,907)	(5,715)	27.7%	2,192	(439)
Accounts payable and accrued expenses	2,336	2,205	-5.6%	(131)	169
Taxes paid	8,388	15,944	90.1%	7,557	1,223
Suppliers	4,289	(47,714)	-1212.6%	(52,002)	(3,661)
Provision for diverse credits	242	1,211	400.5%	969	93
Employees benefits	39,325	34,111	-13.3%	(5,213)	2,617
Deferred taxes	(333)	(894)	-168.1%	(560)	(69)
Net cash flow from operating activities	113,876	23,188	-79.6%	(90,687)	1,779
Investing activities	-	-	0.0%	-	-
Acquisition of property, plant and equipment	(87,235)	(92,594)	-6.1%	(5,359)	(7,105)
Exploration expenses	(426)	(448)	-5.2%	(22)	(34)
Investment in securities	-	(118)	0.0%	(118)	(9)
Dividends received	-	336	0.0%	336	26
Equity securities	-	12,735	0.0%	12,735	977
Net cash flow from investing activities	(87,661)	(80,089)	8.6%	7,572	(6,145)
Cash needs related to financing activities	26,215	(56,901)	-317.1%	(83,116)	(4,366)
Financing activities	-	-	0.0%	-	-
Increase of contributions from the Federal Government	-	2,000	0.0%	2,000	153
Decrease of contributions from the Federal Government	-	(190)	0.0%	(190)	(15)
Loans obtained from financial institutions	107,640	177,846	65.2%	70,206	13,647
Amortization of loans	(130,299)	(94,105)	27.8%	36,194	(7,221)
Interest paid	(18,123)	(20,468)	-12.9%	(2,346)	(1,571)
Net cash flow from financing activities	(40,782)	65,083	259.6%	105,864	4,994
Net Increase (decrease) in cash and cash equivalents	(14,567)	8,182	156.2%	22,748	628
Effect of change in cash value	2,082	(513)	-124.6%	(2,595)	(39)
Cash and cash equiv. at the beginning of the period	119,235	80,746	-32.3%	(38,489)	6,196
Cash and cash equivalents at the end of the period	106,750	88,414	-17.2%	(18,335)	6,784

PEMEX Results Report as of June 30, 2014	21 / 23
www.pemex.com

PEMEX

Other Relevant Information

Petróleos Mexicanos Corporate College	On May 2, 2014, PEMEX’s CEO and the governor of the state of Queretaro announced plans to establish the Petróleos Mexicanos Corporate College, which is to be built in Queretaro. This institution will offer courses in business administration and management in the context of technical projects, which will help oil and gas experts to apply value creation strategies in the company’s activities. PEMEX, with the assistance of a fund run by the National Council for Science and Technology and the Ministry of Energy, will provide the initial investment for the institution.

Diversified Crude Oil Exports

As part of its strategy to diversify and strengthen the distribution of Mexican crude oil in the international markets, PEMEX has begun exporting light crude oil to Hawaii.

In addition, following the successful export of Mexican light crude oil to Europe, PEMEX will now begin exporting Olmeca crude oil to the Cressier refinery in Switzerland.

Fleet Renewal	On May 26, 2014, the first keel of 22 vessels was laid down in compliance with PEMEX’s minor fleet renewal program, which is intended to boost the domestic naval industry and help create additional jobs in Mexico.

National Infrastructure Program	The Mexican government’s 2014-2018 National Infrastructure Program includes projects intended to strengthen Mexico’s oil and gas infrastructure. These projects will be implemented as part of PEMEX’s investment programs across the entire chain value, and include upstream and downstream activities.

Divestment of Repsol	On June 4, 2014, PEMEX concluded the sale of the equivalent of 7.86% of Repsol shares at EUR 20.1 per share. The Board of Directors’ approval to divest PEMEX’s position in Repsol was driven by the following factors:

• improve financial resource allocation to projects and investments with higher expected profitability and value generation;
• differences between PEMEX’s and Repsol’s management regarding corporate governance practices; and
• the expected mutual benefits of the signed agreement between the two companies never materialized; neither Mexico nor PEMEX are considered in Repsol’s business plan.

Recent Appointments	Effective June 1, 2014, President Peña Nieto appointed Gustavo Hernández García as Director General of Pemex-Exploration and Production (E&P). Mr. Hernández served as Acting General Director of E&P since February 2014.

LatinFinance Award

In July 2014, Petróleos Mexicanos received an award from LatinFinance, a publication that recognizes the best capital markets transactions carried out in the last year.

Pemex was recognized as “High Grade Corporate with the Best Bond Market Strategy” for its repeated capacity to anticipate market trends, its ability to take advantage of arbitrage opportunities and capture value in different markets and currencies, and its success in diversifying its investor base while maintaining a close and consistent relationship with them.

PEMEX Results Report as of June 30, 2014	22 / 23
www.pemex.com

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call at (52 55) 1944 9700, (52 55) 1944 9702, (52 55) 1944 8015 or send an email to ri@pemex.com.

Follow us:         @PEMEX_RI

Rolando Galindo Galvez	Celina Torres Uribe	David Ocañas Jasso

rolando.galindo@pemex.com	celina.torres@pemex.com	david.ocanas@pemex.com

Ana Lourdes Benavides Escobar	Mariana López Martínez	Alejandro López Mendoza

ana.lourdes.benavides@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at June 30, 2014, of MXN 13.0323 = USD 1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the “final price” is lower than the “producer price”, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues, and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	the outcome of Round Zero (as described in our most recent Form 20-F and Annual Report) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain rights to exploit;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform Decree (as described in our most recent Form 20-F and Annual Report);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

PEMEX

PEMEX is Mexico’s national oil and gas company and was created in 1938. It is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex - Exploration and Production, Pemex - Refining, Pemex - Gas and Basic Petrochemicals and Pemex – Petrochemicals. The main subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of June 30, 2014	23 / 23
www.pemex.com

Annexes

PEMEX
Main Statistics of Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change

Upstream
Total hydrocarbons (Mboed)	3,625	3,611	-0.4%	(14)	3,657	3,627	-0.8%	(30)
Liquid hydrocarbons (Mbd)	2,558	2,510	-1.8%	(47)	2,570	2,524	-1.8%	(46)
Crude oil (Mbd)	2,516	2,468	-1.9%	(48)	2,530	2,480	-2.0%	(50)
Condensates (Mbd)	42.1	42.3	0.6%	0.3	40	44	9.1%	4
Natural gas (MMcfd)(1)	6,275	6,524	4.0%	249	6,369	6,523	2.4%	154
Downstream
Dry gas from plants (MMcfd)(2)	3,600	3,593	-0.2%	(7)	3,679	3,632	-1.3%	(48)
Natural gas liquids (Mbd)	354	368	3.9%	14	357	368	3.0%	11
Petroleum products (Mbd)(3)	1,468	1,401	-4.5%	(66)	1,424	1,366	-4.1%	(58)
Petrochemical products (Mt)	1,471	1,366	-7.1%	(105)	3,712	4,160	12.1%	448

(1) Includes nitrogen.
(2) Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3) Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX
Crude Oil Production by Type

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Crude Oil (Mbd)	2,516	2,468	-1.9%	(48)	2,530	2,480	-2.0%	(50)
Heavy	1,378	1,297	-5.9%	(81)	1,376	1,310	-4.8%	(66)
Light	834	869	4.2%	35	839	863	2.9%	24
Extra-light	304	302	-0.7%	(2)	315	306	-2.6%	(8)
Offshore Crude Oil / Total	75.3%	75.4%			74.8%	75.4%

PEMEX Preliminary Results as of June 30, 2014	1 / 20
www.pemex.com

PEMEX

PEMEX
Crude Oil Production by Asset

	2010	2011	2012				2013				2014
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(Mbd)
Total	2,577	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561	2,544	2,516	2,506
Northeastern Marine Region	1,397	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304	1,305	1,314	1,302
Cantarell	558	523	517	495	469	455	453	460	449	446	445	443
Ku-Maloob-Zaap	839	842	841	830	856	850	861	854	855	859	869	859
Southwestern Marine Region	544	556	555	554	577	583	582	586	591	586	581	595
Abkatún-Pol Chuc	296	295	277	265	269	264	258	269	275	281	288	299
Litoral de Tabasco	248	261	278	290	308	319	324	317	317	305	293	296
Southern Region	532	542	534	529	518	517	505	499	512	498	474	468
Cinco Presidentes	72	80	81	84	89	93	94	97	100	96	91	92
Bellota-Jujo	160	152	148	139	134	132	130	129	131	132	132	133
Macuspana-Muspac(1)	82	82	81	82	79	76	74	76	80	81	80	80
Samaria-Luna	218	228	223	224	216	216	207	196	201	190	170	163
Northern Region	104	110	114	121	130	136	143	148	154	155	146	142
Burgos	1	1	2	3	4	4	5	5	6	7	7	8
Poza Rica-Altamira	57	59	60	60	61	65	68	69	69	66	63	60
Aceite Terciario del Golfo(2)	41	46	49	54	62	64	67	69	74	74	67	63
Veracruz	5	4	3	3	3	3	3	4	5	8	9	10

(1) The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(2) The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX
Natural Gas Production and Gas Flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Total (MMcfd)(1)	5,558	5,762	3.7%	204	5,663	5,785	2.2%	122
Associated	3,774	4,137	9.6%	363	3,814	4,167	9.2%	352
Non-associated	1,784	1,624	-8.9%	(159)	1,849	1,618	-12.5%	(231)
Natural gas flaring (MMcfd)	108	225	108.0%	117	97	202	108.2%	105
Gas flaring / total	1.9%	3.9%			1.7%	3.5%

(1) Does not include nitrogen.

PEMEX Preliminary Results as of June 30, 2014	2 / 20
www.pemex.com

PEMEX

PEMEX
Natural Gas Production by Asset

	2010	2011				2012				2013				2014
		1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(MMcfd)
Total (1)	7,020	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363	6,463	6,275	6,328	6,416	6,522	6,522
Northeastern Marine Region	1,584	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346	1,356	1,386	1,425	1,480	1,601	1,601
Cantarell	1,252	1,171	1,167	1,031	933	978	1,004	1,018	1,017	1,014	1,007	1,006	1,001	1,075	1,075
Ku-Maloob-Zaap	332	336	336	326	325	317	335	336	330	342	379	418	479	526	526
Southwestern Marine Region	1,172	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341	1,308	1,289	1,313	1,397	1,425	1,425
Abkatún-Pol Chuc	594	617	576	534	510	494	503	543	555	560	571	580	606	610	610
Litoral Tabasco	578	616	644	665	671	716	720	720	786	748	718	733	790	815	815
Southern Region	1,765	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625	1,596	1,516	1,562	1,608	1,599	1,599
Cinco Presidentes	105	117	117	118	116	117	115	115	119	120	126	134	137	151	151
Bellota-Jujo	306	303	293	268	289	293	302	302	293	309	308	326	334	302	302
Macuspana-Muspac(2)	580	569	578	577	561	550	540	545	537	528	509	497	526	517	517
Samaria-Luna	774	739	709	711	705	702	703	703	676	639	572	604	611	629	629
Northern Region	2,500	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051	2,203	2,083	2,029	1,931	1,897	1,897
Burgos	1,478	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208	1,377	1,309	1,264	1,199	1,191	1,191
Poza Rica-Altamira	117	114	115	117	115	118	123	119	119	112	107	117	114	110	110
Aceite Terciario del Golfo(3)	85	99	111	111	126	142	154	151	149	168	171	168	161	154	154
Veracruz	819	769	731	700	668	641	606	584	574	546	496	480	457	442	442

Nitrogen	683	653	767	663	640	639	743	752	700	694	717	693	661	641	641
Southern Region	106	105	91	88	100	106	111	109	102	85	84	99	84	89	89
Bellota-Jujo	46.5521	37	31	26	36	34	36	36	33	24	20	28	21	26	26
Samaria-Luna	59.2997	68	60	62	64	72	75	73	69	62	64	71	62	63	63
Northeastern Marine Region	577	548	675	575	540	533	632	643	598	609	632	594	577	552	552
Cantarell	577	548	675	575	540	533	632	643	598	609	632	594	577	552	552

(1) Includes nitrogen.
(2) The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(3) The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX
Seismic Information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
2D (km)	1,098	545	-50.4%	(553)	1,648	1,737	5.4%	89
3D (km2)	4,209	296	-93.0%	(3,913)	9,583	6,003	-37.4%	(3,580)

PEMEX Preliminary Results as of June 30, 2014	3 / 20
www.pemex.com

PEMEX

PEMEX
Operating Offshore Platforms

	As of June 30,
	2013	2014	Change
Offshore platforms	239	256	7.1%	17
Storage	1	1	-	-
Compression	10	10	-	-
Control and service	1	1	-	-
Linkage	13	13	-	-
Measurement	1	1	-	-
Drilling	158	173	9.5%	15
Production	25	26	4.0%	1
Telecommunications	6	7	16.7%	1
Treatment and pumping	1	1	-	-
Housing	23	23	-	-

PEMEX
Wells Drilled

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Wells Drilled	194	109	-43.8%	(85)	453	247	-45.5%	(206)
Development	187	102	-45.5%	(85)	442	234	-47.1%	(208)
Exploration	7	7	0.0%	-	11	13	18.2%	2

Operating Wells	9,816	9,513	-3.1%	-302	9,899	9,619	-2.8%	(280)
Crude oil	6,501	6,333	-2.6%	(168)	6,567	6,378	-2.9%	(188)
Non-Associated Gas	3,314	3,180	-4.1%	(134)	3,332	3,240	-2.8%	(92)

PEMEX Preliminary Results as of June 30, 2014	4 / 20
www.pemex.com

PEMEX

PEMEX Average Operating Drilling Rigs
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change

Total	169	124	-26.7%	(45)	159	155	-26.1%	(42)
Exploration	21	17	-22.6%	(5)	20	16	-22.1%	(4)
Development	147	107	-27.3%	(40)	140	140	-26.7%	(37)

PEMEX Crude Oil Processing
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Total processed (Mbd)	1,298	1,190	-8.3%	(108)	1,267	1,174	-7.4%	(94)
Light Crude	786	676	-14.0%	(110)	764	664	-13.1%	(100)
Heavy Crude	512	514	0.5%	3	503	510	1.3%	7
Light Crude / Total Processed	60.6%	56.8%		(4)	60.3%	56.5%		(4)
Heavy Crude / Total Processed	39.4%	43.2%		4	39.7%	43.5%		4
Use of primary distillation capacity	77.5%	71.8%		(6)	75.7%	70.7%		(5)

PEMEX Petroleum Products Production
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Total production (Mbd)	1,468	1,401	-4.5%	(66)	1,424	1,366	-4.1%	(58)
Automotive gasolines	462	453	-1.8%	(8)	443	442	-0.4%	(2)
Fuel oil	298	276	-7.5%	(22)	290	258	-11.0%	(32)
Diesel	340	307	-9.7%	(33)	321	295	-8.3%	(27)
LPG	206	210	2.0%	4	207	212	2.6%	5
Jet Fuel	61	59	-3.7%	(2)	62	58	-6.4%	(4)
Other(1)	101	97	-4.3%	(4)	99	101	1.4%	1

(1) Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. Note: As of June 30, 2014 PEMEX had 10,632 service stations.

PEMEX Preliminary Results as of June 30, 2014	5 / 20
www.pemex.com

PEMEX

PEMEX Natural Gas Processing and Production
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Natural Gas Processing (MMcfd)	4,253	4,311	1.4%	58	4,367	4,347	-0.4%	(19)
Sour Wet Gas	3,164	3,334	5.4%	170	3,249	3,373	3.8%	124
Sweet Wet Gas	1,089	976	-10.3%	(112)	1,118	974	-12.9%	(144)
Condensates Processing (Mbd)	46.9	46.9	-0.1%	(0.1)	44.8	48.6	8.5%	3.8
Production
Dry gas from plants (MMcfd)	3,600	3,593	-0.2%	(7)	3,679	3,632	-1.3%	(48)
Natural gas liquids (Mbd)	354	368	3.9%	14	357	368	3.0%	11

PEMEX Preliminary Results as of June 30, 2014	6 / 20
www.pemex.com

PEMEX

PEMEX Production of Petrochemicals
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Total production	1,471	1,366	-7.1%	(105)	2,752	2,806	2.0%	54
Basic (Mt)	130	98	-24.9%	(32)	239	210	-12.4%	(30)
Heptane	1.1	1	11.6%	0.1	1.4	2	59.6%	1
Hexane	5	7	52.1%	2	5	11	141.2%	7
Pentanes	4	4	-4.5%	(0.2)	7	8	14.3%	1
Carbon black	113	77	-31.7%	(36)	213	173	-18.7%	(40)
Butane	7	8	12.0%	1	13	15	14.5%	2
Secondary (Mt)	1,340	1,268	-5.4%	(72)	2,513	2,597	3.3%	84
Methane Derivatives	343	350	2.0%	7	690	710	2.9%	20
Ammonia	222	225	1.7%	4	469	471	0.3%	1
Carbon dioxide	82	79	-4.0%	(3)	141	149	5.4%	8
Methanol	39	45	16.3%	6	79	90	13.7%	11
Ethane Derivatives	336	262	-22.0%	(74)	643	544	-15.3%	(98)
Vinyl chloride	55	-	-	(55)	73	-	-	(73)
Dichloroethane	0.03	-	-	(0.03)	0.0	-	-	(0.04)
Ethylene	1	7	531.2%	6	2	7	251.6%	5
Ethylene glycol	42	41	-3.8%	(2)	87	81	-7.7%	(7)
Impure glycol	0.9	0.9	-2.3%	(0.02)	2	1	-13.3%	(0.2)
Pure monoethylene glycol	3	3	6.9%	0.2	5	6	10.1%	1
Ethylene oxide	66	66	-0.7%	(0.5)	131	131	0.6%	1
High density polyethylene	46	42	-7.6%	(3)	95	82	-13.2%	(12)
Low density polyethylene	62	56	-9.5%	(6)	135	123	-8.6%	(12)
Linear low density polyethylene	60	46	-22.8%	(14)	113	113	-0.1%	(0)
Aromatics and Derivatives	146	177	21.8%	32	228	342	49.8%	114
Aromine 100	1	4	6	4	1	7	947.1%	7
Benzene	0.1	0.2	124.1%	0.1	0.1	0.4	206.6%	0.3
Styrene	14	33	132.4%	19	40	66	67.1%	27
Fluxoil	0.4	1.0	167.8%	0.6	1	2	110.2%	1
High octane hydrocarbon	91	89	-1.3%	(1)	121	175	44.7%	54
Toluene	18	22	23.1%	4	30	37	22.5%	7
Xylenes	22	27	25.6%	6	35	54	51.6%	18
Propylene and Derivatives	110	125	13.9%	15	202	248	22.4%	45
Hydrocyanic acid	1.3	1.5	15.4%	0.2	2	2	29.3%	1
Acrylonitrile	13	14	5.1%	1	20	25	25.0%	5
Propylene	96	110	15.1%	14	181	220	22.0%	40
Other	405	354	-12.8%	(52)	750	753	0.4%	3

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of June 30, 2014	7 / 20
www.pemex.com

PEMEX

PEMEX Industrial Safety and Environmental Protection
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change

Frequency Index (1)	0.65	0.39	-39.4%	(0.26)	0.70	0.40	-42.8%	(0.30)
Severity Index (2)	38	17	-55.2%	(21)	29	17	-41.1%	(12)
Sulfur Oxide Emissions (Mt)	104	142	36.0%	38	205	295	44.0%	90
Reused Water / Use	0.15	0.14	-4.1%	(0.01)	0.16	0.15	-5.8%	(0.01)

(1) Number of lost-time injuries by MMmh risk exposure. (2) Total days lost by MMmh risk exposure. Note: MMmh stands for millon man-hours.

PEMEX Volume of Domestic Sales
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Dry natural gas (MMcfd)	3,491	3,445	-1.3%	(46)	3,489	3,426	-1.8%	(63)
Petroleum products (Mbd)	1,825	1,703	-6.7%	(122)	1,810	1,696	-6.3%	(114)
Automotive gasolines	791	778	-1.6%	(13)	785	772	-1.6%	(12)
Fuel oil	228	135	-40.7%	(93)	209	115	-45.3%	(95)
Diesel	412	393	-4.7%	(19)	400	385	-3.8%	(15)
LPG	265	261	-1.8%	(5)	281	280	-0.6%	(2)
Jet fuel	60	66	9.0%	5	62	67	6.9%	4
Other	68	71	3.3%	2	72	78	7.7%	6
Petrochemical products (Mt)	1,049	1,026	-2.2%	(23)	2,039	2,131	4.5%	92

PEMEX Preliminary Results as of June 30, 2014	8 / 20
www.pemex.com

PEMEX

PEMEX Volume of Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Crude oil (Mbd)	1,130	1,081	-4.3%	(49)	1,167	1,136	-2.6%	(31)
Maya(2)	971	879	-9.5%	(92)	967	903	-6.6%	(64)
Istmo	63	107	69.8%	44	80	138	72.1%	58
Olmeca	96	95	-1.0%	(1)	120	95	-20.8%	(25)
Dry natural gas (MMcfd)(3)	1	4	300.0%	3	1	4	471.4%	3
Petroleum products (Mbd)	186	164	-11.9%	(22)	189	195	3.3%	6
Fuel oil	84	105	25.0%	21	80	127	59.3%	47
Jet fuel	-	-	-	-	1	-	-100.0%	(1)
Naftas	74	59	-20.3%	(15)	75	63	-16.0%	(12)
Other	28	-	-100.0%	(28)	33	5	-84.8%	(28)
Petrochemical products (Mt)	166	118	-28.9%	(48)	276	269	-2.8%	(8)

(1) Transactions conducted by P.M.I.® Group. (2) Includes Altamira. (3) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Volume of Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Dry natural gas (MMcfd)(2)	1,355	1,406	3.8%	51	1,301	1,360	4.5%	59
Petroleum products (Mbd)	580	553	-4.7%	(27)	593	590	-0.5%	(3)
Automotive gasolines	332	329	-0.9%	(3)	348	352	1.2%	4
Fuel oil	48	14	-70.8%	(34)	41	12	-71.5%	(29)
Diesel	111	118	6.3%	7	108	119	10.3%	11
LPG	63	60	-4.8%	(3)	77	80	4.0%	3
Jet fuel	-	8	-	8	2	6	200.0%	4
Naftas	25	24	-4.0%	(1)	16	21	31.3%	5
Other	1	-	-100.0%	(1)	1	-	-100%	(1)
Petrochemical products (Mt)	77	88	14.3%	11	154	175	13.5%	21

(1) Transactions conducted by PMI. (2) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of June 30, 2014	9 / 20
www.pemex.com

PEMEX

PEMEX Average Exchange Rates and Reference Data

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2013	2014	Change		2013	2014	Change
Mexican crude oil basket (USD/b)	98.55	97.42	-1.1%	(1.13)	100.78	94.91	-5.8%	(5.86)
Regular gasoline in the USCGM (USD¢/gal)	281.02	293.23	4.3%	12.21	285.78	281.07	-1.6%	(4.71)
LPG price by Decree (MXN/t)	8.11	9.03	11.3%	0.92	8.01	8.91	11.2%	0.90
International reference LPG (MXN/t)	8.63	9.48	9.8%	0.85	8.06	10.61	31.6%	2.55
Natural gas (Henry Hub)(USD/MMBtu)	4.10	4.68	14.1%	0.58	3.72	4.81	29.3%	1.09

					Six months ending Jun. 30,
					2013	2014	Change
MXN per USD					13.0235	13.0323	0.1%	0.01

PEMEX Consolidated Income Statement

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total sales	393,151	409,070	4.0%	15,919	31,389	789,405	816,004	3.4%	26,599	62,614
Domestic sales	231,703	241,793	4.4%	10,091	18,553	445,721	472,837	6.1%	27,116	36,282
Exports	158,929	165,673	4.2%	6,743	12,712	338,929	338,864	0.0%	(65)	26,002
Services income	2,519	1,604	-36.3%	(915)	123	4,755	4,303	-9.5%	(452)	330
Cost of sales	184,304	208,697	13.2%	24,393	16,014	388,146	419,029	8.0%	30,882	32,153
Gross income	208,847	200,373	-4.1%	(8,474)	15,375	401,259	396,976	-1.1%	(4,283)	30,461
Other revenues (expenses)	22,208	7,038	-68.3%	(15,170)	540	62,781	24,216	-61.4%	(38,565)	1,858
IEPS accrued	22,318	14,974	-32.9%	(7,344)	1,149	56,804	30,878	-45.6%	(25,925)	2,369
Other	(110)	(7,936)	-7088.0%	(7,825)	(609)	5,978	(6,663)	-211.5%	(12,640)	(511)
Transportation and distribution expenses	7,916	7,995	1.0%	79	613	15,499	15,323	-1.1%	(177)	1,176
Administrative expenses	25,796	28,325	9.8%	2,529	2,173	49,681	53,609	7.9%	3,928	4,114
Operating income (loss)	197,342	171,091	-13.3%	(26,251)	13,128	398,859	352,259	-11.7%	(46,600)	27,030
Total interest expense	(11,892)	(14,082)	-18.4%	(2,191)	(1,081)	(29,279)	(27,171)	7.2%	2,109	- 2,085
Total interest income	2,376	4,421	86.1%	2,045	339	5,693	9,444	65.9%	3,752	725
Foreign exchange profit (loss)	(28,640)	3,506	112.2%	32,146	269	3,938	3,419	-13.2%	(519)	262
Profit sharing in non-consolidated subsidiaries and affiliates	131	-	-100.0%	(131)	-	(107)	1,827	1799.8%	1,935	140
Income before taxes and duties	159,317	164,936	3.5%	5,618	12,656	379,103	339,779	-10.4%	(39,324)	26,072
Taxes and duties	208,314	217,923	4.6%	9,609	16,722	432,488	428,028	-1.0%	(4,460)	32,844
Duties over hydrocarbon extraction and other	205,609	213,982	4.1%	8,374	16,419	427,587	421,658	-1.4%	(5,929)	32,355
Deferred taxes	225	(279)	-224.2%	(504)	(21)	(348)	(790)	-127.0%	(442)	(61)
Oil income tax	704	3,421	385.7%	2,717	263	2,344	5,478	133.7%	3,134	420
Income tax and other	1,776	799	-55.0%	(978)	61	2,905	1,683	-42.1%	(1,223)	129
Net income (loss)	(48,997)	(52,988)	-8.1%	(3,991)	(4,066)	(53,385)	(88,249)	-65.3%	(34,864)	(6,772)
Other comprehensive results	3,733	636	-83.0%	(3,097)	49	95	634	570.2%	540	49
Investment in equity securities	318	1,258	296.1%	941	97	589	1,419	141.0%	830	109
Conversion effect	3,415	(640)	-118.7%	(4,056)	(49)	(494)	(802)	-62.3%	(308)	(62)
Comprehensive income (loss)	(45,264)	(52,352)	-15.7%	(7,088)	(4,017)	(53,290)	(87,615)	-64.4%	(34,324)	(6,723)

PEMEX Preliminary Results as of June 30, 2014	10 / 20
www.pemex.com

PEMEX

PEMEX Financial Ratios

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30,
	2013	2014	Change	2013	2014	Change
Cost of sales / Total revenues (including negative IEPS credit)	44.4%	49.2%	4.9	45.9%	49.5%	3.6
D&A / Operating costs & expenses	16.9%	14.5%	(2.4)	16.2%	15.0%	(1.2)
Operating income / Total revenues (including negative IEPS credit)	47.5%	40.3%	(7.2)	47.1%	41.6%	(5.5)
Taxes and duties / Total revenues (including negative IEPS credit)	50.1%	51.4%	1.3	51.1%	50.5%	(0.6)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	27.4	21.5	(5.9)	29.0	22.1	(6.9)

PEMEX Sales and Services Revenues

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total revenues from sales and services	393,151	409,070	4.0%	15,919	31,389	789,405	816,004	3.4%	26,599	62,614
Domestic sales (including negative IEPS recovery)	254,021	256,767	1.1%	2,747	19,702	502,525	503,715	0.2%	1,191	38,651
Domestic sales	231,703	241,793	4.4%	10,091	18,553	445,721	472,837	6.1%	27,116	36,282
Dry gas	19,023	24,249	27.5%	5,226	1,861	33,952	46,188	36.0%	12,236	3,544
Petroleum products (including negative IEPS recovery)	227,923	225,410	-1.1%	(2,514)	17,296	454,211	442,834	-2.5%	(11,376)	33,980
Petroleum products	205,605	210,436	2.3%	4,831	16,147	397,407	411,956	3.7%	14,549	31,610
IEPS	22,318	14,974	-32.9%	(7,344)	1,149	56,804	30,878	-45.6%	(25,925)	2,369
Gasolines	99,911	107,981	8.1%	8,070	8,286	194,229	210,610	8.4%	16,382	16,161
Fuel oil	23,067	12,638	-45.2%	(10,429)	970	39,500	20,904	-47.1%	(18,596)	1,604
Diesel	54,702	57,736	5.5%	3,034	4,430	104,435	111,235	6.5%	6,801	8,535
LPG	16,382	17,740	8.3%	1,358	1,361	34,180	37,308	9.2%	3,128	2,863
Jet fuel	7,974	9,334	17.1%	1,360	716	17,453	19,058	9.2%	1,605	1,462
Other	3,569	5,007	40.3%	1,438	384	7,611	12,841	68.7%	5,230	985
Petrochemical products	7,074	7,108	0.5%	34	545	14,362	14,693	2.3%	331	1,127
Exports	158,929	165,673	4.2%	6,743	12,712	338,929	338,864	0.0%	(65)	26,002
Crude oil and condensates	124,716	124,472	-0.2%	(243)	9,551	269,115	255,334	-5.1%	(13,781)	19,592
Dry gas	2	18	663.2%	15	1	4	37	836.2%	33	3
Petroleum products	33,665	40,597	20.6%	6,932	3,115	69,005	82,682	19.8%	13,677	6,344
Petrochemical products	547	586	7.2%	39	45	805	811	0.7%	6	62
Services revenues	2,519	1,604	-36.3%	(915)	123	4,755	4,303	-9.5%	(452)	330

PEMEX Preliminary Results as of June 30, 2014	11 / 20
www.pemex.com

PEMEX

PEMEX Operating Costs and Expenses

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Operating costs and expenses	218,016	245,017	12.4%	27,001	18,801	453,327	487,961	7.6%	34,634	37,442
Cost of sales	184,304	208,697	13.2%	24,393	16,014	388,146	419,029	8.0%	30,882	32,153
Operating expenses	19,989	28,668	43.4%	8,679	2,200	50,672	52,098	3%	1,425	3,998
Purchases for resale	86,536	88,438	2.2%	1,902	6,786	177,422	187,804	6%	10,382	14,411
Other	77,779	91,591	17.8%	13,812	7,028	160,052	179,127	12%	19,075	13,745
Transportation and distribution expenses	7,916	7,995	1.0%	79	613	15,499	15,323	-1.1%	(177)	1,176
Administrative expenses	25,796	28,325	9.8%	2,529	2,173	49,681	53,609	7.9%	3,928	4,114

Net cost for the period of employee benefits	30,688	29,549	-3.7%	(1,140)	2,267	61,377	59,111	-3.7%	(2,266)	4,536
Depreciation and amortization expenses	36,885	35,604	-3.5%	(1,281)	2,732	73,524	73,174	-0.5%	(350)	5,615

Note: “Other” includes depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX Interest expense & interest income

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total interest expense	(11,892)	(14,082)	-18.4%	(2,191)	(1,081)	(29,279)	(27,171)	7.2%	2,109	(2,085)
Interest expense	(9,674)	(11,004)	-13.7%	(1,329)	(844)	(18,413)	(21,986)	-19.4%	(3,573)	(1,687)
(Cost) by financial derivatives	(2,217)	(3,079)	-38.8%	(861)	(236)	(10,866)	(5,184)	52.3%	5,682	(398)
Total interest income	2,376	4,421	86.1%	2,045	339	5,693	9,444	65.9%	3,752	725
Interest income	499	714	43.0%	215	55	1,166	1,228	5.3%	62	94
Income by financial derivatives	1,877	3,707	97.5%	1,831	284	4,526	8,216	81.5%	3,690	630

PEMEX Taxes and Duties

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total Taxes and Duties	208,314	217,923	4.6%	9,609	16,722	432,488	428,028	-1.0%	(4,460)	32,844
Hydrocarbons Extraction Duties and other	205,609	213,982	4.1%	8,374	16,419	427,587	421,658	-1.4%	(5,929)	32,355
Ordinary Hydrocarbons Duty	172,808	181,286	4.9%	8,478	13,910	358,906	357,227	-0.5%	(1,679)	27,411
Special Hydrocarbons Duty	1,199	802	-33.1%	(396)	62	2,531	1,582	-37.5%	(948)	121
Extraction of Hydrocarbons Duty	1,322	1,020	-22.9%	(302)	78	2,820	2,085	-26.1%	(735)	160
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	92	96	3.8%	3	7	191	189	-1.2%	(2)	14
Duty for the Fund of Scientific and Technological Research on Energy	1,995	2,069	3.7%	74	159	4,140	4,089	-1.2%	(51)	314
Duty for Oil Monitoring	9.2	9.6	3.7%	0.3	0.7	19.1	18.9	-1.2%	(0.2)	1.4
Hydrocarbons Duty for the Stabilization Fund	25,950	26,405	1.8%	456	2,026	52,593	52,689	0.2%	97	4,043
Extraordinary Duty on Crude Oil Exports	1,808	2,072	14.6%	264	159	5,148	3,391	-34.1%	(1,756)	260
Additional Duty on Hydrocarbons	426	223	-47.8%	(204)	17	1,239	386	-68.8%	(853)	30
Defered Taxes	225	(279)	-224.2%	(504)	(21)	(348)	(790)	-127.0%	(442)	(61)
Crude Oil Income Tax	704	3,421	385.7%	2,717	263	2,344	5,478	133.7%	3,134	420
Income Tax and other	1,776	799	-55.0%	(978)	61	2,905	1,683	-42.1%	(1,223)	129

PEMEX Preliminary Results as of June 30, 2014	12 / 20
www.pemex.com

PEMEX

PEMEX Selected Indices

	As of June 30,
Pemex - Exploration and Production	2013	2014	Change	2014
				(USD/boe)

Total sales / Hydrocarbons production (MXN/boe)	946.3	906.4	(39.9)	69.6

Operating income / Hydrocarbons production (MXN/boe)	697.9	617.7	(80.3)	47.4

Net income / Hydrocarbons production (MXN/boe)	44.3	(45.4)	(89.6)	(3.5)

Taxes and duties / Operating income (%)	92.6%	104.0%	11.4

PEMEX Preliminary Results as of June 30, 2014	13 / 20
www.pemex.com

PEMEX

PEMEX Consolidated Balance Sheet

	As of December 31,	As of June 30,

	2013	2014	Change		2014
	(MXN million)				(USD million )
Total assets	2,047,390	2,049,065	0.1%	1,675	157,230
Current assets	266,914	266,339	-0.2%	(575)	20,437
Cash and cash equivalents	80,746	88,414	9.5%	7,669	6,784
Accounts, notes receivable and other	122,512	129,210	5.5%	6,698	9,915
Inventories	56,914	43,531	-23.5%	(13,384)	3,340
Derivative financial instruments	6,742	5,184	-23.1%	(1,558)	398
Investment in equity securities	17,729	6,513	-63.3%	(11,215)	500
Permanent investment in shares of associates	16,780	18,145	8.1%	1,366	1,392
Property, plant and equipment	1,721,579	1,732,623	0.6%	11,044	132,948
Deferred taxes	2,493	1,111	-55.4%	(1,382)	85
Restricted cash	7,702	9,535	23.8%	1,834	732
Other assets	14,195	14,799	4.3%	604	1,136

Total liabilities	2,232,637	2,320,118	3.9%	87,481	178,028
Current liabilities	259,191	268,437	3.6%	9,247	20,598
Short-term debt	90,677	129,958	43.3%	39,281	9,972
Suppliers	106,745	59,031	-44.7%	(47,714)	4,530
Accounts and accrued expenses payable	14,195	16,400	15.5%	2,205	1,258
Financial Instruments	6,284	5,814	-7.5%	(470)	446
Taxes and duties payable	41,289	57,234	38.6%	15,944	4,392
Long-term liabilities	1,973,446	2,051,680	4.0%	78,234	157,430
Long-term debt	750,563	795,140	5.9%	44,576	61,013
Employee benefits	1,119,208	1,153,301	3.0%	34,094	88,496
Provision for diverse credits	69,209	70,756	2.2%	1,546	5,429
Other liabilities	7,406	7,700	4.0%	294	591
Deferred taxes	27,060	24,784	-8.4%	(2,276)	1,902
Total equity	(185,247)	(271,053)	46.3%	(85,806)	(20,799)
Holding	(185,751)	(271,415)	46.1%	(85,665)	(20,826)
Certificates of contribution “A”	114,605	114,605	0.0%	-	8,794
Federal Government Contributions	115,314	117,123	1.6%	1,810	8,987
Legal Reserve	1,002	1,002	0.0%	-	77
Comprehensive accumulated results	(129,066)	(128,431)	-0.5%	634	(9,855)
Retained earnings (accumulated losses)	(287,606)	(375,714)	30.6%	(88,109)	(28,829)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(22,069)
For the year	(169,866)	(88,109)	-48.1%	81,757	(6,761)
Participation of non-holding entities	504	363	-28.0%	(141)	28
Total liabilities and equity	2,047,390	2,049,065	0.1%	1,675	157,230

PEMEX Preliminary Results as of June 30, 2014	14 / 20
www.pemex.com

PEMEX

PEMEX Selected Financial Indices

	As of Dec. 31,	As of June 30,
	2013	2014	Change

Property, plant and equipment / Assets	84.1%	84.6%	0.5

Debt / Total liabilities and equity	41.1%	45.1%	4.1

Working capital (MXN million)	7,723	(2,098)	(9,821)

PEMEX Consolidated Total Debt

	As of Dec. 31,	As of June 30,
	2013	2014	Change		2014
		(MXN million)			(USD million	)

Total debt	841,240	925,098	10.0%	83,858	70,985
Short-term	90,677	129,958	43.3%	39,281	9,972
Long-term	750,563	795,140	5.9%	44,576	61,013

Cash and cash equivalents	80,746	88,414	9.5%	7,669	6,784
Total net debt	760,495	836,684	10.0%	76,189	64,201

PEMEX Preliminary Results as of June 30, 2014	15 / 20
www.pemex.com

PEMEX

PEMEX Debt Maturity Profile

	As of June 30, 2014

	(MXN million)	(USD million)

Total debt	925,098	70,985

In Mexican pesos	170,457	13,080

2014	13,372	1,026
January 2015 - June 2015	7,960	611
July 2015 - June 2016	28,072	2,154
July 2016 - June 2017	8,068	619
July 2017 - June 2018	16,443	1,262
2018 and forward	96,543	7,408

Other Currencies	754,641	57,905

2014	75,958	5,828
January 2015 - June 2015	32,669	2,507
July 2015 - June 2016	50,493	3,874
July 2016 - June 2017	56,135	4,307
July 2017 - June 2018	59,562	4,570
2018 and forward	479,825	36,818

PEMEX Exposure of Debt Principal(1)

	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,

	2013	2014	2013	2014	2013	2014

	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	71.9%	74.0%	28.1%	26.0%
USD	79.0%	81.2%	77.9%	78.4%	22.1%	21.6%
MXN	20.4%	18.0%	51.0%	55.5%	49.0%	44.5%
EUR	0.6%	0.5%	0.0%	0.0%	100.0%	100.0%

JPY	0.0%	0.0%	0.0%	0.0%	100.0%	100.0%

UDIs	0.0%	0.3%	0.0%	100.0%	100.0%	0.0%

(1) Includes derivative financial instruments.

PEMEX Preliminary Results as of June 30, 2014	16 / 20
www.pemex.com

PEMEX

PEMEX Derivative Financial Instruments

	As of December 31,	As of June 30,
	2013	2014	Change	2014
Derivative financial instruments linked to debt and assets	(MXN million)			(US$MM)
Mark to market (MXN million)	260	(666)	(926)	(51)
Interest rate swaps	100	(30)	(131)	(2)
Cross currency swaps	(2,229)	(735)	1,494	(56)
Extinguishing cross currency swaps	1,843	100	(1,743)	8
Assets swaps	545	-	(545)	-
Face value (MXN million)	175,897	170,243	(5,654)	13,063
Interest rate swaps	9,807	9,530	(278)	731
Cross currency swaps	127,733	145,773	18,040	11,185
Extinguishing cross currency swaps	16,605	14,940	(1,665)	1,146
Assets swaps	21,751	-	(21,751)	-

Natural gas derivative financial instruments
Mark to market (MXN million)	2	(4)	(6)	(0.3)
Long swaps	(4)	0	4	0
Short swaps	6	(7)	(13)	(1)
Long options	24	13	(11)	1
Short options	(24)	(10)	14	(1)
Volume (MMBtu)	-	-	-	-
Long swaps	1,719,290	1,145,062	(574,228)	87,863
Short swaps	(1,719,290)	(1,145,062)	574,228	(87,863)
Long options	6,954,264	4,054,932	(2,899,332)	311,145
Short options	(6,954,264)	(4,054,932)	2,899,332	(311,145)

Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity
Mark to market (MXN million)	(176)	(67)	108	(5)
Stock market futures	(118)	32	149	2
Stock market swaps	(58)	(99)	(41)	(8)
Net volume (MM barrels)	(6)	(6)	(0)	(0.5)
Stock market futures	(2)	(2)	0	(0.1)
Stock market futures	(4)	(5)	(1)	(0.3)

Derivative financial instruments fo PMI
Mark to market (MXN million)	195	40	(156)	3
Interest rate swaps OTC markets	(64)	(74)	(9)	(6)
Forward exchange rate in OTC markets	158	99	(60)	8
Stock options	101	14	(87)	1
Face value (MXN million)	12,768	110,774	98,006	8,500
Interest rate swaps OTC markets	1,672	20,458	18,786	1,570
Forward exchange rate in OTC markets	4,801	83,802	79,002	6,430
Stock options	6,295	6,513	219	500

Note: the fair value of the Derivative Financial Instruments has been adjusted in accordance with International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of June 30, 2014	17 / 20
www.pemex.com

PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of June 30,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(53,385)	(88,249)	-65.3%	(34,864)	(6,772)
Items related to investing activities	77,974	88,494	13.5%	10,520	6,790
Depreciation and amortization	73,523	73,174	-0.5%	(349)	5,615
Impairment of properties, plant and equipment	-	8,678	0.0%	8,678	666
Unsuccessful wells	2,291	5,559	142.7%	3,268	427
Retirement of property, plant and equipment	2,135	2,597	21.6%	461	199
Realized profit (loss) by investments in equity securities	-	189	0.0%	189	14
Profit sharing in non-consolidated subsidiaries and affiliates	107	(1,827)	-1799.8%	(1,935)	(140)
Dividends received	-	(504)	0.0%	(504)	(39)
Effects of net present value of reserve for well abandonment	(83)	629	856.3%	713	48
Activities related to financing activities	13,118	17,686	34.8%	4,568	1,357
Amortization of primes, discounts, profits and debt issuance expenses	(236)	(997)	-321.7%	(760)	(76)
Interest expense (income)	18,489	21,824	18.0%	3,334	1,675
Unrealized loss (gain) from foreign exchange fluctuations	(5,135)	(3,141)	38.8%	1,994	(241)
Subtotal	37,707	17,931	-52.4%	(19,776)	1,376
Funds provided by (used in) operating activities	76,169	5,257	-93.1%	(70,912)	403
Financial instruments for negotiation	6,911	1,087	-84.3%	(5,824)	83
Accounts and notes receivable	9,735	(8,363)	-185.9%	(18,098)	(642)
Inventories	13,184	13,384	1.5%	200	1,027
Other assets	(7,907)	(5,715)	27.7%	2,192	(439)
Accounts payable and accrued expenses	2,336	2,205	-5.6%	(131)	169
Taxes paid	8,388	15,944	90.1%	7,557	1,223
Suppliers	4,289	(47,714)	-1212.6%	(52,002)	(3,661)
Provision for diverse credits	242	1,211	400.5%	969	93
Employees benefits	39,325	34,111	-13.3%	(5,213)	2,617
Deferred taxes	(333)	(894)	-168.1%	(560)	(69)
Net cash flow from operating activities	113,876	23,188	-79.6%	(90,687)	1,779
Investing activities
Acquisition of property, plant and equipment	(87,235)	(92,594)	-6.1%	(5,359)	(7,105)
Exploration expenses	(426)	(448)	-5.2%	(22)	(34)
Investment in securities	-	(118)	0.0%	(118)	(9)
Dividends received	-	336	0.0%	336	26
Equity securities	-	12,735	0.0%	12,735	977
Net cash flow from investing activities	(87,661)	(80,089)	8.6%	7,572	(6,145)
Cash needs related to financing activities	26,215	(56,901)	-317.1%	(83,116)	(4,366)
Financing activities	-	-	0.0%	-	-
Increase of contributions from the Federal Government	-	2,000	0.0%	2,000	153
Decrease of contributions from the Federal Government	-	(190)	0.0%	(190)	(15)
Loans obtained from financial institutions	107,640	177,846	65.2%	70,206	13,647
Amortization of loans	(130,299)	(94,105)	27.8%	36,194	(7,221)
Interest paid	(18,123)	(20,468)	-12.9%	(2,346)	(1,571)
Net cash flow from financing activities	(40,782)	65,083	259.6%	105,864	4,994
Net Increase (decrease) in cash and cash equivalents	(14,567)	8,182	156.2%	22,748	628
Effect of change in cash value	2,082	(513)	-124.6%	(2,595)	(39)
Cash and cash equiv. at the beginning of the period	119,235	80,746	-32.3%	(38,489)	6,196
Cash and cash equivalents at the end of the period	106,750	88,414	-17.2%	(18,335)	6,784

PEMEX Preliminary Results as of June 30, 2014	18 / 20
www.pemex.com

PEMEX

PEMEX EBITDA Reconciliation

		Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
		2013	2014	Change		2014	2013	2014	Change		2014
		(MXN million)				(USD million)	(MXN million)				(USD million)
Net loss		(48,997)	(52,988)	-8.1%	(3,991)	(4,066)	(53,385)	(88,249)	-65.3%	(34,864)	(6,772)
+	Taxes and duties	208,314	217,923	4.6%	9,609	16,722	432,488	428,028	-1.0%	(4,460)	32,844
-	Total interest expense	(11,892)	(14,082)	-18.4%	(2,191)	(1,081)	(29,279)	(27,171)	7.2%	2,109	(2,085)
-	Total interest income	2,376	4,421	86.1%	2,045	339	5,693	9,444	65.9%	3,752	725
-	Foreign exchange fluctuation	(28,640)	3,506	112.2%	32,146	269	3,938	3,419	-13.2%	(519)	262
+	Depreciation and amortization	36,885	35,604	-3.5%	(1,281)	2,732	73,524	73,174	-0.5%	(350)	5,615

+	Net cost for the period of employee benefits	30,688	29,549	-3.7%	(1,140)	2,267	61,377	59,111	-3.7%	(2,266)	4,536

EBITDA		265,046	236,243	-10.9%	(28,803)	18,128	533,652	486,372	-8.9%	(47,280)	37,320

PEMEX Preliminary Results as of June 30, 2014	19 / 20
www.pemex.com

PEMEX

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Commercial entities	Petróleos Mexicanos and Subsidiary Companies	Intersegment eliminations	Total
	(MXN million)
Six months ending Jun. 30, 2014
Total sales	595,060	416,916	129,790	23,065	553,710	35,249	(937,786)	816,004
External clients	-	373,678	84,466	14,693	338,864	-	-	811,701
Intersegment	595,060	41,159	45,324	8,372	214,463	32,987	(937,366)	-
Revenues from services	-	2,079	-	-	383	2,262	(420)	4,303
Depreciation and amortization	62,283	5,623	3,533	1,343	6	387	-	73,174
Cost of the reserve for employee benefits	18,273	18,464	4,515	5,594	80	12,185	-	59,111
Gross income (loss)	436,135	(51,842)	7,245	(1,216)	5,899	33,994	(33,240)	396,976
Operating income (loss)	405,505	(55,990)	(1,279)	(8,908)	5,193	7,710	29	352,260
Total interest expense	(24,799)	(5,248)	(231)	(34)	(996)	(37,199)	41,336	(27,171)
Total interest income	8,018	216	1,517	87	790	40,149	(41,333)	9,444
Foreign exchange profit (loss)	2,995	177	(22)	(0)	(27)	295	-	3,419
Taxes and duties	421,658	-	435	-	1,571	5,255	-	428,920
Net income (loss)	(29,790)	(60,846)	244	(8,855)	4,311	(86,243)	92,039	(89,140)

As of June 30, 2014
Total assets	1,826,608	523,233	213,939	112,992	129,660	1,659,516	(2,416,883)	2,049,065
Current assets	489,864	261,485	109,227	73,271	110,393	405,755	(1,183,656)	266,339
Equity securities	-	-	-	-	-	6,513	-	6,513
Investment in securities of associeted companies	1,338	488	4,408	-	8,016	444,310	(440,416)	18,145
Property, plant and equipment	1,317,397	259,593	99,666	38,890	5,412	11,665	-	1,732,623
Total liabilities	1,362,232	678,253	142,433	118,440	93,476	1,901,661	(1,976,376)	2,320,118
Current liabilities	175,057	280,657	31,410	7,592	86,614	863,520	(1,176,412)	268,437
Long-term liabilities	1,187,175	397,596	111,023	110,848	6,862	1,038,141	(799,965)	2,051,680
Equity	464,376	(155,020)	71,506	(5,448)	36,184	(242,145)	(440,506)	(271,052)

Six months ending Jun. 30, 2013
Total sales	626,409	401,046	105,010	20,660	531,674	30,562	(925,956)	789,405
External clients	-	362,507	68,852	14,362	338,929	-	-	784,650
Intersegment	626,409	36,634	35,294	6,298	192,260	28,376	(925,272)	-
Revenues from services	-	1,905	865	-	485	2,186	(685)	4,755
Depreciation and amortization	63,062	5,402	3,442	1,254	6	358	-	73,524
Cost of the reserve for employee benefits	19,492	19,931	4,732	5,914	92	11,216	-	61,377
Gross income (loss)	477,499	(92,608)	8,615	(839)	8,356	29,025	(28,788)	401,259
Operating income (loss)	461,985	(67,795)	1,805	(7,820)	7,804	2,804	76	398,859
Total interest expense	(29,978)	(13,164)	(389)	(33)	(1,995)	(53,798)	70,078	(29,279)
Total interest income	21,841	77	3,298	407	2,163	48,061	(70,155)	5,693
Foreign exchange profit (loss)	2,949	953	(46)	19	(13)	77	-	3,938
Taxes and duties	427,587	-	2,414	13	2,709	(178)	-	432,544
Net income (loss)	29,293	(79,930)	2,569	(7,439)	4,292	(52,611)	50,384	(53,441)

As of June 30, 2013	1,891,948	507,429	217,380	118,756	1,519,771	(2,360,986)	-	1,894,299
Total assets Current assets	593,641	267,991	110,517	77,538	513,352	(1,378,748)	-	184,290
Equity securities	-	-	-	-	15,534	-	-	15,534
Investment in securities of associeted companies	1,065	409	3,816	-	330,332	(330,893)	-	4,729
Property, plant and equipment	1,281,841	237,588	102,558	40,791	10,238	-	-	1,673,016
Total liabilities	1,303,579	856,561	152,249	139,895	1,832,727	(2,033,983)	-	2,251,028
Current liabilities	183,204	379,978	27,173	8,369	934,965	(1,369,651)	-	164,039
Long-term liabilities	1,120,376	476,583	125,076	131,526	897,762	(664,333)	-	2,086,989
Equity	588,369	(349,132)	65,131	(21,139)	(312,956)	(327,003)	-	(356,729)

Investor Relations (+52 55) 1944 - 9700 ri@pemex.com @PEMEX_RI

PEMEX Preliminary Results as of June 30, 2014	20 / 20
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: July 31, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

—	exploration and production activities, including drilling;

—	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

—	projected and targeted capital expenditures and other costs, commitments and revenues; and

—	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

—	changes in international crude oil and natural gas prices;

—	effects on us from competition, including on our ability to hire and retain skilled personnel;

—	limitations on our access to sources of financing on competitive terms;

—	the outcome of Round Zero (as defined in the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on May 15, 2014, which we refer to as the Form 20-F) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

—	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

—	technical difficulties;

—	significant developments in the global economy;

—	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as defined in the Form 20-F);

—	developments affecting the energy sector; and

—	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.